Exhibit 14

INSPIRATION. DEDICATION. INNOVATION.

CODE OF ETHICS & BUSINESS CONDUCT

Making the RIGHT Choices

Code of Ethics & Business Conduct

Making the RIGHT choices.

Contents

Introduction	2

Values and Principles	5

Company-Wide Policies	11

Chief Executive Officer And Senior Financial Officers	20

Questions, Enforcement And Discipline	22

Dissemination, Certification, Waivers, Amendment	26

Index	27

Acknowledgement and Certification Form

Honesty	Integrity	Courage	Responsibility	Trust

INTRODUCTION

WHAT IS A CODE OF ETHICS & BUSINESS CONDUCT?

A code of ethics and business conduct is a formal statement of the principles and business practices of a corporation.  It is a management tool for establishing and articulating the corporate standards, responsibilities, obligations, and ethical principles of an organization and the way it functions. Its purpose is to provide guidance to employees on how to handle situations which pose a dilemma between alternative right courses of action or when faced with pressure to consider right and wrong.

At Talecris Biotherapeutics, the President and Chief Executive Officer and the Talecris Management Committee (TMC) are responsible under the direction of the Board of Directors for setting the standards of conduct (the “Code”) and ensuring compliance with these standards.  These standards of conduct provide employees, suppliers, partners, customers, and members of the general public with a clear indication of how Talecris Biotherapeutics conducts itself, both internally and in the marketplace.

The purpose of this Code is to:

•      Promote honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest;

•      Promote full, fair, accurate, timely, and understandable disclosure;

•      Promote compliance with applicable laws and governmental rules and regulations;

•                  Ensure the protection of the Company’s legitimate business interests, including corporate opportunities, assets and confidential information; and

•      Deter wrongdoing.

Every individual associated with Talecris Biotherapeutics must conduct his or her relationships and activities individually and on behalf of the Company in accordance with the ethical standards denoted within this Code.

This Code is not intended to encompass all areas of business conduct but, as with other Company policies, it is intended to establish general guidelines.  It may not cover every situation that may arise in the complexity of our business. Specific policies and procedures provide additional guidance in some areas.  If you have any doubts, questions or concerns, you are expected to raise these with your supervisor/manager, the Compliance Officer, a representative of the Law Department, or by calling the Talecris Confidential Disclosure Line.

All directors, officers and employees of Talecris Biotherapeutics Holdings Corp. and its subsidiaries, including Talecris Plasma Resources and Precision Pharma Services, Inc. are expected to be familiar with this Code and to adhere to those principles and procedures set forth in this Code that apply to them. References to the Company, Talecris and Talecris Biotherapeutics include Talecris Biotherapeutics Holdings Corp. and its direct and indirect subsidiaries.  The Board of Directors is subject to this Code only to the extent of their activities as directors of the Company.

Respect	Fairness	Quality	Good Citizenship	Compassion

OVERVIEW OF LAWS AND REGULATIONS GOVERNING OUR GLOBAL BUSINESS

There are many laws, regulations, and standards that govern our day-to-day business. There are also company policies, guidelines and procedures. It may seem like there are too many. However, reflecting on the fact that what we do improves and even saves patients’ lives, we would have to agree that those regulations, laws, policies and standards serve a vital purpose—to ensure each of us does the right thing, every day, every time.

Regulatory Authorities

Authorities regulate many aspects of our business. For example, if you work in the plant manufacturing our life-savings therapies, or if you are a scientist conducting clinical trials to ensure efficacy and safety of a product we are planning to bring to market, or if you are a sales representative talking with healthcare professionals about what our products have been proven to do, or a marketing manager whose job is to create opportunities to promote our products—authorities regulate what we do, how and why we do it, and even when we do it. Talecris is committed to meeting the highest standards throughout the process of creating, producing and selling any of our products to ensure they are safe, effective and used properly to treat diseases and disease states.

Securities and Exchange Commission (SEC)

While not currently a public company, we are committed to adopting the reporting procedures, internal controls and ethical standards expected of a public company of our size. We believe that these policies will not only assist management in the performance of its duties, but will improve our access to the capital markets. Also, because financial transactions are heavily regulated, it is important that such transactions are reviewed by the Law Department.

Laws

There are regulations and laws in each country where Talecris does business that dictate what we can and cannot do. Some of the things they cover are the lawful marketing of medical products, fraud and abuse, fair competition (antitrust), and protecting the environment. To help U.S. pharmaceutical manufacturers and their employees, guidance was issued by the Office of Inspector General (OIG), outlining seven elements for an effective compliance program, and this Code is one of those elements.

Company Policies and Procedures

It is important that each of us recognizes that following policies, guidelines and procedures will protect us—as individuals and as a company—from committing a violation or breaking a law. Therefore, we must read and understand our policies, complete our training, and know and follow those procedures that define how to do our job. Each of us needs to follow the spirit as well as the letter of the law.

DISCLAIMER

This Code and its contents do not in any way replace your responsibility to know and follow the policies, procedures, and training for your specific job. Directors, officers and employees are directed to specific policies and procedures available through the Corporate Compliance & Ethics Department, the Law Department, on the Company Intranet, and through individual business areas. If you are unsure what those policies and procedures are, or do not understand any portion of them, you must speak with your supervisor immediately.  Statements contained herein are statements of principles and do not constitute a contract of any kind. Management reserves the right, at all times, to take any action deemed by it to be in the best interest of the company.

VALUES AND PRINCIPLES

OUR MISSION AND OUR VISION

Talecris believes in its Mission and Vision. Without these important guides, our focus and reason for existence would be open to interpretation. By communicating our Mission and Vision, we not only confirm what we aim to do as a business, but we also have a single goal in mind that keeps us reaching for excellence every day. Achieving our Mission and Vision rests solely on our ability to live up our Organizational Values and Ethical Principles as we make decisions every day to advance the business. (These values and principles are further outlined below). Understanding who we are and what we believe in as a company combined with adherence to policies, laws and regulations is the key to long-term success.

Mission Statement:  To provide innovative Biotherapeutics that enhance life and create value for our patients, employees, communities and investors.

The ability to understand our Mission and help Talecris do what it is in business to do is the responsibility of every employee. The Mission is the starting point for the work we do and is the reason the business exists. The Mission is the reason why we come to work and participate in decision-making, individually and in teams, that ultimately result in the production of therapies that help save lives. The Talecris Mission is our focal point for planning and completing goals and objectives. It is our path to the future.

Vision Statement:  To be the recognized global leader in developing and providing vital protein therapeutics.

Our Vision is the way we see ourselves and the way we want others to see us. It is a statement of leadership ability that reaches for the highest level of excellence that we can possibly obtain in our industry — global leadership. Such an achievement can only be obtained through superior ethical standards and business conduct, and strong organizational values.

We are fortunate to have all of these qualities at Talecris Biotherapeutics and our job is to continue to exemplify, protect and share the responsibility of upholding these values as part of our employment commitment.

OUR ORGANIZATIONAL VALUES

Our Organizational Values are in essence the philosophy for our success. They provide the foundation for our strategy, mission, and company culture. The Talecris values provide all of us with a common direction and guidelines for day-to-day behavior. Commitment to these Organizational Values is critical to the success of Talecris.

OUR VALUES

Integrity & Ethics

Adherence to the highest ethical standards and a commitment to professionalism and integrity

Passion for Patient Well-Being

Dedication to the delivery of critical patient therapies

Operational Excellence

Active pursuit of quality, safety and excellence

Innovation

Exploration and application of new knowledge, possibilities, and concepts

Teamwork

Commitment to communicate and work collaboratively

Respect for the Individual

Appreciation and respect for different cultures, beliefs, and perspectives

Accountability & Responsibility

Commitment to achieve and be accountable for performance

Each of our Organizational Values is of equal importance. The relationship between them is depicted in the following diagram.

At the base of the pyramid, the very core and foundational Organizational Values are: Integrity & Ethics, Respect for the Individual, and Accountability & Responsibility.

These Values, when embodied by each of us each day, are the stepping stones to the next level which is Teamwork and Innovation.

Why? When we act with integrity, are accountable and responsible, and respect individuals, we will be inspired toward innovation, and embrace the ideal of exemplary teamwork!

Teamwork and innovation ultimately lead the organization to Operational Excellence and a Passion for Patient Well-Being.

When we operate with excellence and demonstrate passion for our customers and patients, we truly embody our Mission Statement:  To provide innovative biotherapeutics that enhance life and create value for our patients, employees, communities and investors.

Our Code of Ethics & Business Conduct is anchored in our values and beliefs and underpins all that we do, across all areas of the organization.

OUR ETHICAL PRINCIPLES

At Talecris we are committed to doing the right thing all of the time — even when no one else is around. Making the right choices may sometimes be difficult due to any number of situations. Through our Corporate Compliance & Ethics program and with this Code of Ethics & Business Conduct, we have a set of protections and guidelines to follow, supported by a value system that helps us in our decision-making. This value system includes not only the Organizational Values described above, but also a complimentary set of Ethical Principles that give us the moral courage to make good ethical decisions. The Ethical Principles listed below represent the spirit and credo of our Company.

Honesty - To be honest means to be truthful in everything one says and does. It means more than not lying. It means having the courage to tell the whole truth even when doing so is difficult. It also means being sure what we say or write is truthful, accurate and complete. Sometimes, honesty requires that we take extraordinary steps to make a truth known even though we may not have a formal obligation to do so. Without honesty as a foundation, we cannot expect to meet any of the other ethical principles we embrace as Talecris.

Integrity - To have integrity is to uphold ethical principles, and to do what you say you will do, consistently, predictably and reliably. Integrity results from making consistent decisions to act ethically in difficult situations. It is integrity that drives each of us to adhere not only to the letter of the law, but to the spirit of the law.

Courage - Courage is defined as the quality of mind or spirit that enables a person to face difficulty, danger and pain without fear. Doing the right thing isn’t always easy or comfortable, but we find the courage because of our convictions to act in accordance with our beliefs. Courage is when we speak up for what is right, and report wrong doing when we see it.

Responsibility - When we act responsibly, we are accepting an obligation to act in a certain way. Part of that includes the willingness to accept the consequences of our actions—being accountable. Another way to define this is “a form of trustworthiness; the trait of being answerable to someone for something or being responsible for one’s conduct.”

Trust - Trust is having a firm reliance on the honesty, integrity, ability, or character of another person. Trust is also something we earn from others for these same reasons. To uphold all of our responsibilities and act with integrity, we must trust, and be trusted.

Respect - Respect is the regard for the inherent worth of each individual. It requires us to create a workplace where people are treated well and are afforded all of the rights they are entitled to both under law and company policies. A respectful workplace is safe, free from discrimination and harassment, and protects the privacy of personal information that the company may possess. Respect for other ways of thinking and working add value to the workplace by assuring that new ideas that may benefit the company are given full consideration.

Fairness - Fairness is a concern for how others are treated—ensuring we treat them in the way we would wish to be treated in a similar situation. It also means taking action when we see someone being treated unfairly by another. We act fairly by applying ethical standards and reasoning when making decisions that affect other people.

Quality - Quality at Talecris means more than freedom from defects or mistakes. It means doing everything to the best of your ability AND striving to better meet the needs of our customers—both internally and externally. We have built our reputation on quality—of our products and of our services making a difference in people’s lives by making the right choices.

Good Citizenship - In simplest of terms, this is when we give back to the communities where we live and work—and strive to leave the world better for having been a good corporate citizen in the global marketplace. This means being good stewards of this planet’s resources, respecting the environment, and providing a safe and healthy workplace.

Compassion - Compassion is “a deep awareness of and sympathy for other people’s suffering” and “the humane quality of understanding the suffering of others and wanting to do something about it.” Acting responsibly and with integrity will make a difference in everything we do, and that will make the kind of difference in patient’s lives that translates to feeling better or living longer.

LIVING OUR PRINCIPLES

Every aspect of our business will be conducted with integrity and honesty, in compliance with all applicable laws and regulations, and with the highest ethical standards. We are each expected to:

Employee’s Role:

1.               Know and live the Organizational Values and Ethical Principles every day in every aspect of your work at Talecris.

2.               Know the Code and the policies not only to do your job, but to excel at what you do.

3.               If you do not know something or are unsure, ask.

4.               Raise concerns. It is not always easy or comfortable, but Talecris policy requires all employees and officers to report any possible violation of this Code promptly through the appropriate channels.

Leadership’s Role:

1.               Reinforce our Organizational Values and the standards of this Code.

2.               Consistently and visibly demonstrate your commitment to acting with integrity.

3.               Create an open environment by talking about everyday work concerns.

4.               Create an atmosphere where no objective takes priority over compliance and behaving ethically.

5.               Proactively address integrity issues when they surface even if they could be disruptive or inconvenient.

Understanding your role in enforcing the Code of Ethics & Business Conduct is critical to the success of Talecris. By having a clear picture of the Organizational Values and Ethical Principles outlined in this booklet, you are better equipped to make the right choices. Constant renewal of your commitment to high ethical standards and business excellence will keep us all focused on the importance of maintaining a culture of integrity.

COMPANY-WIDE POLICIES

As previously stated, everyone is expected to comply with the laws, rules, regulations, policies and procedures necessary to perform our day-to-day jobs.  The following company-wide policies are a brief description of the Talecris Management Committee’s (TMC) position on these key topics.

RESPECTING OUR COMPANY’S BUSINESS INTERESTS

Business Courtesies (Gifts, Gratuities, and Entertainment)

There are very strict laws regarding the giving of business courtesies. Talecris’ policy is that:

1.               Employees will never pay or offer any other inducement for the purpose of influencing a person to assist, obtain or retain business.

2.               It is prohibited to provide a gift or personal incentive to healthcare professionals (doctors, pharmacists, etc.) as an incentive or reward for prescribing, stocking, dispensing or purchasing our products or services.

For more detailed information on the GIVING of gifts, refer to our Healthcare Compliance Program policies.

In general, employees and their families are not permitted to accept any business courtesy or other benefit regardless of how much they cost if they are offered in connection with Talecris business.  There are exceptions where the gift is not of such magnitude or nature as to compromise the integrity or reputation of Talecris. Employees may never encourage or solicit any of these, and, if they are of nominal value, the following scenarios are acceptable:

1.               Limited refreshments and meals when these items are provided during a business meeting

2.               Promotional business items with only token value

3.               Reasonable and infrequent meals when offered by a customer, supplier or business associate of Talecris for a legitimate business reason or when local practice or customs would make it inappropriate to decline the offer.

Talecris may adopt specific policies to provide greater clarity on acceptable business practices.  Additionally, employees who are uncertain about proper practice may check with the Corporate Compliance & Ethics Department or the Law Department. These departments will review the request to ensure that it is consistent with the Code and Talecris’ business practices. Employees should always adhere to the intent of this Code and use their personal funds to pay for a gift, meal or any other benefit if it would be a violation to have Talecris pay for it.

Company Assets

Effective use of our company resources for business purposes is critical to our success. Using them wisely demonstrates our efficiency. When we waste company resources, we increase the company costs and reduce profitability. Talecris’ policy is that employees will demonstrate good judgment and discretion when utilizing company or customer-owned resources. These include computers, telephones, internet access, electronic mail (email), voice mail, reproduction equipment, facsimile systems, production and operational materials, vehicles, and other equipment and facilities. Employees will also exercise prudence in our expenditures—pursuing best value and return on our investments.

The computer network is the property of Talecris and may only be used for legitimate business purposes.  Employees have a responsibility to use Talecris’ resources in a professional, lawful and ethical manner. Employees are given computers and Internet access to assist in the performance of their jobs.  Talecris has the right to monitor all aspects of its computer system. You should have no expectation of privacy in anything you create, store, send or receive using Talecris’ computer equipment. Occasional and limited personal use of Company assets (such as email) may occur when it does not compromise Talecris’ business or interests. (Refer to the Talecris Information Security Policies for the specific requirements, permitted uses and prohibited uses.)

Conflicts of Interest

Talecris respects and understands your right to engage in activities outside of your job; however, these activities should not divide your loyalties. All directors, officers and employees of the Company should be scrupulous in avoiding any action or interest that conflicts or gives the appearance of a conflict with the Company’s interests.

A “conflict of interest” exists whenever an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest may also arise when a director, officer or employee or a member of his or her family receives improper personal benefits as a result of his or her position with the Company, whether from a third party or from the Company. Loans, or guarantees of loans to employees and their family members by companies doing business with Talecris may create conflicts of interest.

Conflicts of interest are prohibited as a matter of Company policy. The Company has adopted policies that govern when transactions between the Company and any employee or a third-party create conflicts of interest. If you are considering any activity that might create an apparent or actual conflict of interest, you must receive written approval in advance. For most employees, this approval is required from the Director of your area; for those employees at the Director level or above, approval is required one level above your immediate supervisor.

Corporate Opportunities

Each of us has a duty to advance the legitimate interests of Talecris when the opportunity arises. Generally, though, you may not use corporate property, information, or your position for any type of personal gain, or to compete with Talecris. Put another way, you are never permitted to take (or direct a third party to take) a business opportunity that you discover through using corporate property, Talecris information, or your position. The only exception would be if the offer has been offered to and rejected by Talecris after full and fair disclosure.

Sometimes the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. Directors, officers and employees who intend to make use of Company property or services in a manner not solely for the benefit of the Company should consult beforehand with the Law Department. (The company has adopted specific policies to resolve conflicts of interest and questions of corporate opportunity related to a director’s or officer’s relationship with our controlling shareholders or their service as a director or officer of another company.)

Employment of Relatives

We recognize and encourage employees to be our best recruiters. Your enthusiasm for Talecris is our best advertisement; however, there are some situations that would not be appropriate in terms of working closely with relatives. Talecris has a right to determine whether a conflict of interest is created as a result of being in a parent/child relationship (including step equivalent) or being married (including being in a conjugal relationship). Each situation will be reviewed by a Talecris Human Resources professional consistent with local law and Talecris policies.

PROTECTING INFORMATION

Accuracy of Records

All Talecris employees must adhere to the highest standard of honesty in all we say and do. In the course of our everyday activities, we create numerous records, reports, analyses, summaries and other documents. All documents must be accurate, complete, fair, authentic, timely and understandable. Data integrity standards apply across the company, i.e., manufacturing, R&D, Sales and Marketing, etc. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulations.  There are no exceptions to this requirement; there are no documents subjected to a different standard; there are no details so minor that they do not count.

Many of us are also responsible for reviewing and approving documents, or for verifying the accuracy of a document or entry in a document by countersigning or initialing it. We cannot honestly approve a document or verify its accuracy without reviewing it and making a reasonable effort to determine that it is accurate, complete and not misleading. Where we are required to verify an operation, we must have personally witnessed the operation. Where we are required to approve a financial transaction, we must ensure that the transaction is properly documented. The same standards of integrity apply to electronic approvals.

Confidentiality and Insider Trading

Employees often have information about Talecris that is not known to the public. This could be information about our plans, new products, mergers, problems, sales, profitability, significant litigation, etc. Except as authorized by the Law Department or where specifically required by laws, regulations or legal proceedings, no Talecris employee may disclose any confidential information to anyone outside the Talecris organization unless there is a confidentiality agreement with that person. Confidentiality Agreements must be prepared or approved by the Law Department.

Should Talecris become a publicly traded company, employees will have to comply fully with the laws prohibiting insider trading and stock tipping. Insider trading generally means that someone has purchased or sold the securities of a public company while in possession of “material inside information” that is not yet public, and which has the potential to affect the price of that company’s stock. Stock tipping is the disclosure of material inside information to enable the recipient to buy or sell securities on the basis of such information.

Consultants

We have consulting agreements to protect our company’s confidential information. Consultants must be approved in accordance with our policies with a formal agreement. These documents are prepared by our Law Department and must be in place BEFORE a consultant is retained. They will contain provisions that cover conflicts of interest, standards of conduct, confidentiality obligations, ownership of intellectual property, etc. All consultants and contractors must agree to follow this Code or an equivalent Code in any activity they perform with, or on behalf of, Talecris.

Employment and Medical Records

The relationship between Talecris and its employees is built on trust, honesty and respect. To maintain these relationships and earn employee loyalty, personal information must be kept confidential.  Only authorized individuals who need to know are permitted to access employee files.  Medical records are kept separate from any other employee record (such as employment) and they will not be released unless the employee provides a written release form, or if required by law. Talecris practice permits employees to inspect information in their personal file with a Human Resources representative present and at a mutually agreeable time.

Government Investigations

Talecris will cooperate with any governmental investigation or inquiry. Among other things, that means never making any untrue or misleading statement to a government investigator. In the event of an investigation, our Law Department will communicate the appropriate documents retention requirements that may supersede the Talecris Records Retention Policy.  If you learn about a possible government investigation, you are required to report it to the Law Department immediately. This includes a written request you may receive at home or being approached outside of work by a government investigator. If the latter happens, you may contact our Law Department for advice. In general, you have no obligation to speak with government investigators at home or outside work regarding Talecris matters.

Intellectual Property

Patent, trademark, trade secret and copyright laws prohibit the unlicensed or unauthorized use of a protected invention, identifier (such as a name or a logo) or any original work (such as books, articles, email messages, and web pages) fixed in any tangible medium of expression, now known or later developed. A work does not have to be published or registered to receive copyright protection. Violating such laws, even inadvertently, can result in severe consequences, and in some instances, may even be criminal in nature. Talecris’ policy is to respect the intellectual property rights owned by others and to strictly adhere to all relevant laws and regulations regarding the use and copying of protected material in the countries where we operate. If you have questions or are unsure about what is or is not allowed, ask our Law Department for guidance.

Public Statements

It is important that Talecris provide the public with consistent and accurate information regarding our products, services and operations. Employees may not make public statements regarding matters about which they are not company authorized spokespersons. If you are contacted by the media about a Talecris matter, refer them to our Corporate Communications Department.

Records Retention and Destruction

All of Talecris’ business records must be maintained for the periods specified in our company’s Records Retention Policy. Records should be destroyed at the expiration of the pertinent period with the following exceptions:

1.               In no case should an employee knowingly discard or destroy any document relating to a pending or threatened litigation, a government inquiry or investigation, a subpoena, summons, or other information request regardless of the period specified in the Records Retention Policy.

2.               In no case should an employee destroy, alter or conceal any record or otherwise impede any official proceeding—whether personally or in conjunction with another person, or by attempting to influence another person.

In the event of litigation or governmental investigations, please consult the members of the Law Department.

OUR RESPONSIBILITIES IN THE MARKETPLACE

Accurate Reporting

The securities laws and regulations provide a comprehensive and complex set of legal requirements that public companies are required to meet regarding the financial reporting and conditions of the organization. While compliance is required for public companies, privately owned organizations like Talecris should also comply with many of these principles. Talecris has high standards of data integrity which means that all company records, books, and accounts must be maintained in accordance with applicable regulations and standards. They must accurately reflect the true nature of the transactions.

We have adopted policies to ensure that information we may be required to disclose is provided to the principal executive and financial officers of the Company in a timely manner, setting forth the controls and procedures for the review and recording of financial information, and describing the process for evaluating and monitoring such controls and procedures. Each director, officer or employee who is involved with the Company’s public reporting and disclosure process must:

•                  Familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

•                  Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, governmental regulators and self-regulatory organizations.

•                  Properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

•                  Provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

There is no acceptable reason for ever making a false financial (or other) representation on behalf of Talecris, in writing or orally.

Bioethics

Talecris’ Vision Statement is to be the recognized global leader in developing and providing vital protein therapeutics.

The Company believes that the development and application of biotechnology used to provide our life-saving and life-enhancing therapies carries great responsibility. The Company is committed to considering the social and economic aspects of our programs as well as the pursuit of novel science and technology to address unmet medical needs.

Talecris is committed to the following bioethics principles that guide us in researching, developing, and delivering our plasma-derived products:

•                  Establishing an open forum with the public on ethical issues, responding to concerns based on sound science, clinical outcomes and ethical considerations.

•                  Ensuring proper oversight of research and development programs.

•                  Guaranteeing our clinical research will be performed according to all applicable standards and regulations, including the protection of human subjects under the Declaration of Helsinki.

•                  Ensuring the safety of our plasma donors.

•                  Protecting the safety of patients participating in clinical research conducted or sponsored by Talecris.

•                  Maintaining close surveillance over the ongoing safety of our products in distribution.

•                  Committing to the highest standards of care and respect in use of animals in our research setting.

Current Good Manufacturing Practices (cGMP) Policies

Talecris develops, produces, and/or markets biological drug products that

1.               meet the needs and expectations of our customers,

2.               do not place the customers at risk due to inadequate safety, quality, or efficacy,

3.               meet the requirements for their intended use and for product specific marketing authorizations, and

4.               comply with all applicable requirements as defined by government agencies.

The pursuit of this quality objective is the responsibility of all Talecris employees and requires individual and full participation and commitment. To ensure this objective is met, management has established cGMP polices that govern this aspect of our business. These policies constitute general cGMP requirements for the manufacture of biological products, are scientifically sound, up-to-date with regard to regulatory requirements, and represent current best practices in industry. The policies are written with input from Talecris subject matter experts, and published and managed under the direction of the Corporate Governance & Compliance Committee.

Environment

Each of us is responsible for observing responsible environmental practices—at a minimum, we strive to do no harm. We pride ourselves on being a good neighbor and responsible corporate citizen, and one way of showing that is by leaving the places in which we conduct business better for our having been there. Talecris is committed to protecting the environment. To meet this objective, the corporation maintains operating practices and procedures that promote and assist in ensuring that our business activities are conducted in a manner that protects the environment.

Fair Competition

A dynamic and thriving economy is built on fair and open competition. That means that everyone has a fair opportunity and competes under the same rules. Talecris is committed to competing ethically and legally in the marketplace and it is the quality, safety and effectiveness of our products and services that determine our success. We will not engage in any activity that unfairly limits trade or excludes competitors from the marketplace. To promote free and fair trade, we will adhere to all of the antitrust laws in the countries in which we do business. These laws are fundamental to our free enterprise system and provide the environment in which we can achieve our profit and growth objectives unrestricted by anti-competitive practices.

Government Procurement and Reimbursement

In many cases, what is commonplace and legal in the commercial sector may violate laws and regulations for government contracts. Because there is concern about fraud, waste and abuse in procurement by Federal agencies, there are efforts to eliminate and prevent incidents. Talecris is committed to conducting business with all government agencies and their representatives ethically and in total compliance with applicable laws and regulations. Violations of applicable standards in this area may result in penalties and fines, possible debarment or suspension from government contracting, or even criminal prosecution of individual employees or Talecris as a whole. Just as importantly, violations could damage our reputation. As the regulations and laws are complex, if your work involves a government contract or government reimbursement, and you have questions, contact your supervisor or the Law Department.

Political Activities

Good corporate citizens do not unfairly or illegally influence political process in the communities or countries in which they do business.  Talecris is totally committed to following all laws in the country where business is being conducted that govern elections and campaign contributions. Talecris also participates in the public decision process in a variety of ways through our Public Policy function. No company sponsored attempts to influence legislation or public policy are permitted except under the direction of our Public Policy function.

Talecris encourages you to participate in the political process in ways that reflect your individual commitments and beliefs. It is acceptable for you to participate in a company-led and managed grassroots initiative on issues that are relevant and important to Talecris. A political action committee would be the proper vehicle for making lawful political donations to enhance the interests of the company. Any other political activity must be done on your own time and at your sole expense.

Sales and Marketing Practices

Talecris is committed to supplying the highest quality products and services for a fair market price. To ensure the continued confidence of our customers, suppliers and the public, our policy is that we will refrain from any and all illegal or unethical selling and marketing practices. This includes honestly promoting our products in a way that is consistent with the prescribing information that has been approved by the relevant regulatory authority. Our sales and marketing professionals—and those that support them—are trained on how to appropriately interact with healthcare professionals and patients. This includes training that our product and pricing information must be clear, accurate and concise. A cornerstone of our policy is the expectation that employees should never induce any person to betray a trust by offering any type of bribe or favor in return for competitive data or information. All employees and Company representatives will conduct business in the full spirit of honest and lawful behavior and will not cause another employee or non-employee acting on behalf of the Company to act otherwise, either through inducement, suggestion or coercion.

OUR INTERNAL ORGANIZATIONAL RESPONSIBILITIES

Diversity

Talecris is committed to creating and sustaining a culture of inclusion and fairness. Our company policy on diversity expects each of us to embrace and capitalize on diversity, be an advocate of the value of differences, break barriers and build understanding. Diversity is important to our company’s success in many ways. Two of those ways are the recruitment and retention of top talent. To achieve diversity, we should respect the rights and individuality of everyone in an environment where individuals can develop to his/her fullest potential.

Drug-Free Workplace and Employee Assistance

We are committed to providing employees and visitors with a safe and healthy environment and intend to keep all facilities free from the effects of alcohol and illegal drugs. The unlawful manufacture, distribution, dispensation, possession, or use of a controlled substance on Talecris premises is prohibited. Any employee violating the prohibition will be subject to disciplinary action, which may include suspension without pay or termination of employment for cause. Talecris encourages employees to seek assistance for drug or alcohol abuse. Those who come forward voluntarily and identify themselves as being drug or alcohol dependent will be referred to our Medical Department or our Employee Assistance Program.

Equal Opportunity

Our policy of equal opportunity is founded on sound business judgment and a basic respect for the individual. In our continuing commitment to equal opportunity, this policy reaches into all areas of the company. Accordingly, hiring and advancement are based on job related requirements and on an individual’s qualifications to perform a job.

Harassment-Free Workplace

As part of the company’s efforts to maintain a workplace free of harassment for its employees, the following is strictly forbidden:  harassment, retaliation, coercion, interference, or intimidation of any employee due to his or her race, color, religion, sex, age, national origin, disability, protected activity (i.e., opposition to prohibited discrimination) or other legally protected statutes.  This applies to an employee’s relatives, friends or associates as well.

Safety and Health of the Workplace

When we protect the health and safety of our teammates, we demonstrate respect and contribute to a positive work environment. Talecris is committed to protecting the health and safety of our employees, the public, our customers and visitors. Our policy is to maintain a drug-free, secure workplace where all employees are attentive to hazard prevention and the avoidance of accidents and injuries. The posted safety regulations, procedures, statistics and warnings are guides to help all of us stay out of harm’s way. If you observe an accident, injury, or hazard, you must report it immediately.

Security in the Workplace

Company Confidential Information

Confidential information for Talecris refers to information that is not in the public domain and that might affect the company’s competitive position. Trade secrets, information about our current or planned products, intellectual property, cost, pricing, strategies, are just some examples. This type of confidential information is a very important company asset and is as valuable as our physical assets, meriting the same equal protection. Our policy is that all employees and consultants must avoid disclosing any confidential information to unauthorized individuals, within or outside of Talecris. We must also exercise extreme care in protecting the confidential information and trade secrets we receive from another party.

Fraud and Theft

Protection of Talecris property is the responsibility of each employee. Assets include products, money, information, equipment, and our reputation. These are all to be safeguarded and we must ensure that our assets are protected against theft, loss or abuse.  You are expected to report any suspected incident.  Our Ombudsman and Law Department will promptly investigate, and where appropriate, prosecute reported incidents of fraud or theft.

Workplace Violence

Employees should have a safe place to work. It is Talecris’ policy that there is zero tolerance for workplace violence.  This includes threats, threatening behavior, harassment, intimidation, assaults and similar conduct. In the company’s commitment to safety, employees may not carry fi rearms or other weapons on any Talecris facility without prior written approval from the Human Resources AND Law Department.

Tolerance

Talecris strongly supports each employee’s right to their personal beliefs and values, however, personal beliefs outside of those covered by our Code should not be forced on others in the workplace.  This means not using company communication tools (email, bulletin boards, etc.) or our facilities to advocate personal religious, ethical, political, sexual or other potentially sensitive personal preferences.

CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

The provisions within this subheading ONLY apply to the Chief Executive Officer (“CEO”) and the senior financial officers, including the Chief Financial Officer (“CFO”) and our principal accounting officer or controller or persons performing similar functions. These provisions are meant to emphasize and clarify the obligations of the Company’s CEO and senior financial officers and are not intended to conflict with, or excuse compliance with any other provision of this Code.

1.     The CEO and senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in any and all periodic reports required to be filed by the Company with the United States Securities and Exchange Commission (SEC) at any time that the Company is required to file such reports. Accordingly, it is the responsibility of the CEO and each senior financial officer promptly to bring to the attention of appropriate officers of the Company any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or will otherwise assist such officers in fulfilling the Company’s financial reporting responsibilities.

2.     The CEO and each senior financial officer shall promptly bring to the attention of appropriate officers of the Company and the Audit Committee any information he or she may have concerning (a) material weaknesses or significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

3.     The CEO and each senior financial officer shall promptly bring to the attention of the General Counsel or the CEO and to the attention of the Audit Committee any information he or she may have concerning any material violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships that are not addressed in accordance with such codes and that involve management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.

4.     The CEO and each senior financial officer shall promptly bring to the attention of the General Counsel or the CEO and to the attention of the Audit Committee any information he or she may have concerning evidence of a material violation of the banking, securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of material violations of this Code or the Code of Conduct for Directors, Officers and Employees.

Each senior financial officer having direct or supervisory authority regarding public reports and documents filed by the Company with the SEC, to the extent the Company is then required to file any public report or document with the SEC pursuant to applicable law, rule or regulation, or the Company’s other public communications concerning its general business, results, financial condition and prospects shall:

•      ensure that all public reports and documents filed by the Company with the SEC comply in all material respects with applicable laws, rules or regulations and rules or regulations of any national securities exchange or association on which the Company’s securities are then listed, and

•      to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

QUESTIONS, ENFORCEMENT AND DISCIPLINE

IF YOU HAVE A QUESTION OR A CONCERN

There will be questions, concerns and issues from time to time and it is important that all of us have the relevant resources to get the right answers and appropriately deal with any situation that could take away from our important job of making safe and effective, life-saving medicines.

Employees are expected to be proactive, raising concerns about ethical issues, and reporting any conduct believed to be a violation of the Code, a company policy or procedure, or a law or regulation.

Leadership is expected to maintain an open-door policy regarding employee questions, and to support any employee who comes forward to discuss an issue or report a potential violation.

Getting Started

1.     The best starting point for resolving concerns, reporting potential violations, or getting advice on ethics-related issues is usually your supervisor. Your supervisor will be assisted if needed by others in Talecris, such as the Corporate Compliance & Ethics Department, the Law Department, Human Resources, management, etc.

2.     You may also contact any one of the following to request guidance or make a good-faith report about misconduct or a violation of our Code, a company policy or procedure, or a government law or regulation:

•      Your supervisor’s manager

•      The Law Department

•      Talecris Confidential Disclosure Line at 877.TCDL.NOW (877.823.5669)

•      The Ombudsman (*)

•      Human Resources

3.     If the individuals to whom such information is conveyed are not responsive, or if there is reason to believe that reporting to such individuals is inappropriate in particular cases, then the employee, officer or director may contact the Compliance Officer or General Counsel of the Company. Such communications will be kept confidential to the extent feasible. If the employee is still not satisfied with the response, the employee may contact the Audit Committee. If concerns or complaints require confidentiality, then this confidentiality will be protected to the extent feasible, subject to applicable law.

(*) Everyone may not be familiar with the concept of an Ombudsman. An Ombudsman has the responsibility to receive and investigate reports of possible violations of the Code, company policies, procedures, laws and regulations. Talecris policy is to take all reasonable steps to protect the confidentiality of those making reports of possible misconduct to the Ombudsman to the maximum extent that is legally permissible.

All reports are taken seriously and each allegation will be investigated. If substantiated, there will be appropriate corrective action and/or discipline. If you call the Confidential Disclosure Line or contact the Ombudsman and you choose to identify yourself, you will be provided with appropriate feedback when the Ombudsman has completed their review. Every effort will also be made to maintain the confidentiality for those who report a concern or suspected violation.

The Audit Committee and the Compliance, Quality and Public Policy Committee are responsible for applying this Code in the situations governed by their charters. They have the ultimate authority to interpret this Code in any such situation. The Committees and the General Counsel or the Compliance Officer shall take all action they consider appropriate to investigate any violations reported to them. If a violation has occurred, the Company will take such disciplinary or preventive action as it deems appropriate, after consultation with the Audit Committee, in the case of a director or executive officer, or the Law Department, in the case of any other employee.

Talecris policy will not tolerate any kind of punishment, reprisal, retaliation or retribution for reporting a concern or suspected violation in good faith about another person(s) that they believe to be true at the time it is made.

Special Procedure for Accounting Complaints

The Company’s policy is to comply with all applicable financial reporting and accounting regulations.  If any director, officer or employee of the Company has unresolved concerns or complaints regarding questionable accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns or complaints (anonymously, confidentially or otherwise) to the Audit Committee in care of the Company’s General Counsel through regular mail, e-mail or voicemail, as follows:

John F. Gaither, Jr.

Executive Vice President, General Counsel & Secretary

Post Office Box 110526

79 T.W. Alexander Dr.

4101 Research Commons, 3rd Floor

Research Triangle Park, NC 27709

Office: 919.316.6147

Cell: 919.816.7472

Fax: 253.390.6623

email: john.gaither@talecris.com

To obtain completely confidential treatment, submissions made by regular mail should be forwarded in a sealed envelope labeled with a legend such as: “To be opened by the Audit Committee only.  Submitted pursuant to the Talecris Biotherapeutics Holdings Corp. Reporting Policy” or similar words. Any such envelope received by the General Counsel will be forwarded promptly and unopened to the chairman of the Audit Committee. Subject to its legal duties, the Audit Committee and the Board of Directors of the Company will treat such submissions confidentially. Such submissions may be directed to the attention of the Audit Committee, or any director who is a member of the Audit Committee, at the principal executive offices of the Company.

Ethical Decision-Making / Acting with Integrity

Conduct that is lawful may still be highly problematic from an ethical point of view. When faced with a difficult decision, one way to approach it is using this three-point check-list that can help you find the right answer and do the right thing. Consider these questions in the following order:

1.     Am I breaking the law?

2.     Am I in compliance with our Company Code, policies and procedures?

3.     Am I in alignment with my own “standard of integrity?”

A standard of integrity can be defined as your personal ethical framework that serves as your individual anchor and guide. Based on a set of morals, principles, values and standards that develop throughout your life, they are interwoven to create your own personal standard of integrity. It’s what gives each of us a sense of right and wrong. If you are ever in doubt about a situation and how to make the ethical decision or how to act with integrity, you should either seek advice from your direct supervisor, or contact the Talecris Confidential Disclosure Line, the Ombudsman, the Law Department, Human Resources, or your supervisor’s manager.

ENFORCEMENT AND DISCIPLINE

The unalterable policy of Talecris, as embodied in its Organizational Values, is to be an ethical and law-abiding corporate citizen. Any activity that violates the law or is otherwise unethical, even if intended to be beneficial to the Company, is in fact directly contrary to the interest of Talecris Biotherapeutics and is to be considered outside the scope of any individual’s employment.

Illegal or unethical conduct by employees or representatives of Talecris seriously undermines the Company’s reputation for integrity and honesty that is essential to our continued success.

Any employee who fails to comply with the standards outlined in this Code could face disciplinary action including, but not limited to, reprimands, warnings, probation or suspension without pay, demotions, and reductions in salary, discharge and restitution. Certain violations may require Talecris to refer the matter to the appropriate regulating or governmental authorities for investigation or prosecution.

In the case of the CEO or the Company’s Senior Financial Officers, the Board shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code, shall include written notices to the individual involved that the Board has determined that there has been a violation, and may include such other steps or disciplinary action as the Board deems appropriate.  In determining what action is appropriate in a particular case, the Board or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action, and whether or not the individual in question had committed other violations in the past.

Any employee who observes an action that violates this Code must report it to someone in authority. Failure to do so is considered a violation of the Code and will subject that employee to disciplinary action, up to and including discharge.

DISSEMINATION, CERTIFICATION, WAIVERS, AMENDMENT

DISSEMINATION

The Code will be distributed annually to each employee, officer and director of this Company.

CERTIFICATION

Each individual identified above must certify that he or she has received The Code of Ethics & Business Conduct, and that failure to comply in full with its contents and standards may result in disciplinary action, up to and including discharge from employment.

WAIVERS

If any employee, officer or director believes a waiver of this Code is necessary and/or appropriate, you must state your reasons in a written request and send it to the Corporate Compliance & Ethics Department or the Law Department. Note that a waiver requested by an executive officer or director of Talecris may only be granted by the Board of Directors. If required by law or agreement, such waiver will then be made publicly available.

Employees, officers and directors are encouraged to seek advice from the Law Department or the Corporate Compliance & Ethics Department before engaging in actions that may conflict with the Code. These departments can clarify whether actions are consistent with the Code and Company policies or require a waiver.

AMENDMENT

This Code may be amended or modified by the Board of Directors of Talecris Biotherapeutics Holdings Corp.

INDEX

A
Accountability & Responsibility	6-8
Accounting Complaints	23
Accuracy of Records	13
Accurate Reporting	15
Amendment	26
Antitrust (Fair Competition)	17
Audit Committee	23

B
Bioethics	16
Business Courtesies	11

C
Certification	26
Chief Executive Officer — Additional Provisions	20
Company Assets	11
Company Policies & Procedures	3
Compliance, Quality and Public Policy Committee	23
Confidential Information	13-14, 19
Confidentiality/Confidentiality Agreement	13
Conflicts of Interest	12
Consultants	14
Consulting Agreements	14
Copyrights/Laws	14
Corporate Opportunities	12
Current Good Manufacturing Practices	16

D
Data Integrity	13, 15
Declaration of Helsinki	16
Discipline	24

Disclaimer	4
Dissemination	26
Diversity	18
Drug-Free Workplace and Employee Assistance	18

E
Employee Assistance Program	18
Employee’s Role	10
Employment and Medical Records	14
Employment of Relatives	13
Enforcement	24
Entertainment	11
Environment	17
Equal Opportunity	18
Ethical Decision Making	24
Ethical Principles	8-10

F
Fair Competition (Antitrust)	17
Financial Officers — Additional Provisions	20-21, 24
Fraud and Theft	19

G
Gifts: Giving	11
Gifts: Receiving	11
Good Manufacturing Practices	16
Government Investigations	14
Government Procurement	17
Government Reimbursement	17
Gratuities	11

H
Harrassment-free Workplace	19

I
Innovation	6-8
Insider Trading	13
Integrity & Ethics	6-8
Intellectual Property	14

L
Laws	3
Leadership’s Role	10

M
Material Inside Information	14
Medical Records	14
Mission Statement	5

O
Ombudsman	22-23
Operational Excellence	6-8
Organizational Values	6-8

P
Passion for Patient Well-being	6-8
Patents	14
Political Activities	17
Public Statements	15

Q
Questions	22

R
Records Retention and Destruction	15
Regulatory Authorities	3
Reprisal	23

Respect for the Individual	6-8
Retaliation	23
Retribution	23

S
Safety and Health of the Workplace	19
Sales and Marketing Practices	18
Securities and Exchange Commission (SEC)	3
Security in the Workplace	19
Stock Tipping	14

T
Teamwork	6-8
Tolerance	19
Trademarks	14
Trade Secrets	14

V
Values (Organizational)	6-8
Violence in the Workplace	19
Vision Statement	5, 16

W
Waivers	26
Workplace Violence	19

NOTES

Talecris Code of Ethics & Business Conduct

Acknowledgement and Certification

I acknowledge and certify that I have reviewed the Talecris Biotherapeutics Code of Ethics & Business Conduct. I understand that failure to comply in full with its contents and standards may result in disciplinary action, up to and including discharge from my employment.

I understand that this Code of Ethics & Business Conduct does not in any way replace my responsibility to follow the policies and procedures for my specific job.

I understand that statements therein are statements of values and principles and do not constitute a contract of any kind.

Signature	Date

	☐ Talecris Biotherapeutics	OR	☐ Talecris Plasma Resources

	☐ Employee	OR	☐ Contractor

Name			ID
(Print)

Supervisor’s Name
(Print)

Location
(Plasma Center Location or Talecris Site)

Work Telephone Number (include area code)

Please return original form with original signature

in the self addressed stamped envelope provided to:

Talecris Biotherapeutics

Corporate Compliance & Ethics Department

4101 Research Commons

79 T.W. Alexander Drive

Research Triangle Park, NC 27709

Internal: Ethics & Business Conduct-Right Choices

External: complianceandethics@talecris.com

Issued 11/08 – Revision 2

INSPIRATION. DEDICATION. INNOVATION.

“The Code of Ethics & Business Conduct is the cornerstone of our value system. All employees of Talecris are expected to understand and support this value system. It includes basic guidelines for behavior and a set of Ethical Principles to give each of us the moral courage to Make the RIGHT Choices. The long-term success of Talecris is dependent on many factors, but none is more important than our individual and collective commitment to honesty and ethical behavior in everything we do.”

Larry Stern
Chairman & Chief Executive Officer

Making the RIGHT Choices

Talecris Confidential Disclosure Line

877.TCDL.NOW

877.823.5669

Talecris and their respective logos and other Talecris product or service names referenced herein are either trademarks or registered trademarks of Talecris Biotherapeutics, Inc. Other product and company names mentioned herein may be the trademarks of their respective owners.

© Copyright 2006 Talecris Biotherapeutics, Inc. RTP, North Carolina. All rights reserved.

Issued 04/07